SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Potential public offering of CTEEP shares

Rio de Janeiro, October 31, 2023, Centrais Elétricas Brasileiras S/A – Eletrobras informs that its Board of Directors has authorized the structuring of a potential public offering for secondary distribution of preferred shares issued by CTEEP – Companhia de Transmissão de Energia Elétrica Paulista held by Eletrobras (Potential Offering). In this regard, the Company will hire: Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A, Banco Itaú BBA S.A., Banco Safra S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

The Company reiterates that it is currently evaluating the Potential Offering, among several options analyzed to divest its minority stakes, such as direct sale on the stock exchange, block trade, exchange of assets, etc. The Potential Offering is not material since it would represent about 2% of total assets, as already mentioned in the Market Announcement of October 16, 2023.

The actual execution of the Potential Offering is under analysis, and there is, on this date, no definition of its terms and conditions, including the number of shares to be offered or the price per share.

It should be noted that the realization of the Potential Offering is subject to obtaining the applicable corporate approvals from Eletrobras, as well as to national and international political and macroeconomic conditions and the interest of investors, among other factors beyond the control of Eletrobras. Therefore, on this date, no public offering for the distribution of shares and/or any other securities issued by CTEEP is being carried out by Eletrobras in any jurisdiction. If approved, the Potential Offering will be registered and conducted in accordance with applicable laws and regulations.

This Relevant Fact is for informational purposes only and does not constitute an offer to sell or a solicitation to buy any securities issued by CTEEP in Brazil, the United States of America or any other jurisdiction. No securities issued by CTEEP may be offered or sold in the United States of America without registration or exemption from registration under the U.S. Securities Act of 1933.

The evaluation of Potential Offering reinforces Eletrobras' commitment to rationalizing its equity interests and simplifying its structure, as provided for in its Strategic Plan.

Eletrobras will keep its shareholders and the market in general informed about the progress of the Potential Offering

Eduardo Haiama

Vice President of Finance and Investor Relations

 This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.